Exhibit 4.3

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

        AMENDMENT NO. 1 (this "Amendment"), dated as of September 23, 2004, to the Rights Agreement, dated as of May 21, 2001 (the "Original Agreement"), is made and entered into by and among Foster Wheeler Ltd., a Bermuda company (the "Company") and Mellon Investor Services LLC (formerly Chase Mellon Shareholders Services, L.L.C.), a New Jersey limited liability company as rights agent (the "Rights Agent"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Original Agreement.

W I T N E S S E T H

        WHEREAS, pursuant to Section 27 of the Original Agreement, the parties may make such amendments to the Original Agreement, without the approval of any holders of Right Certificates (as defined in the Original Agreement), as the parties may deem necessary or desirable and which shall be consistent with, or for the purposes of fulfilling, the objectives of the Board of Directors of the Company in adopting the Original Agreement; and

        WHEREAS, the parties desire to amend the Original Agreement in order to change the Final Expiration Date (as defined in the Original Agreement) to September 23, 2004; and

        WHEREAS, the parties deem this Amendment to be both consistent with, and for the purposes of fulfilling, the objectives of the Board of Directors of the Company in adopting the Original Agreement; and

        NOW THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, the parties hereto agree as follows:

        1.    Amendments.    Section 7(a) of the Original Agreement shall be amended to read in its entirety as follows:

          "Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights. (a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the designated office of the Rights Agent, along with a signature guarantee and such other and further documentation as the Rights Agent may reasonably request, together with payment of the Purchase Price (in the manner specified in Section 7(c) hereof) for each one one-hundredth interest in a Preferred Share as to which the Rights are exercised, at or prior to the earlier of (i) the close of business on September 23, 2004 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof."

        2.    Miscellaneous.

        (a)    Amendments and Waivers.    The provisions of this Amendment, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless such amendment, modification, supplement, waiver or consent is in accordance with the terms of the Original Agreement, as amended by this Amendment.

        (b)    Successors and Assigns.    Except as otherwise provided herein, this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of each of the parties.

        (c)    Counterparts.    This Amendment may be executed in separate counterparts, each of which shall be deemed to be an original, and when executed, separately or together, shall constitute a single original instrument, effective in the same manner as if the parties hereto had executed one and the same instrument.

        (d)    Captions.    Captions are provided herein for convenience only and they are not to serve as a basis for interpretation or construction of this Amendment or as evidence of the intention of the parties hereto.

        (e)    Governing law.    This Amendment shall be governed by, interpreted under, and construed and enforced in accordance with the internal laws, and not the laws pertaining to conflicts or choice of laws, of the State of New York applicable to agreements made and to be performed wholly within the State of New York.

        (f)    Submission to jurisdiction.    To the fullest extent permitted by applicable law, each party hereby irrevocably and unconditionally submits to the jurisdiction of any New York State or United States Federal court sitting in New York City over any suit, action or proceeding arising out of or relating to this Amendment. Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that a party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party irrevocably waives, to the fullest extent permitted by applicable law, such immunity in respect of its obligations hereunder. Each party agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon such party and, to the extent permitted by applicable law, may be enforced in any court to the jurisdiction of which such party is subject by a suit upon such judgment or in any manner provided by applicable law; provided that service of process is effected upon such party in the manner specified in the following subsection or as otherwise permitted by applicable law.

        (g)    Severability.    The provisions of this Amendment are severable. The invalidity or unenforceability, in whole or in part, of any provision of this Amendment shall not affect the validity or enforceability of any other of its provisions. If one or more provisions hereof shall be declared invalid or unenforceable, the remaining provisions shall remain in full force and effect and shall be construed in the broadest possible manner to effectuate the purposes hereof. The parties further agree to replace such invalid or unenforceable provisions of this Amendment with valid and enforceable provisions which will achieve, to the extent possible, the economic, business and other purposes of the invalid or unenforceable provisions.

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Rights Agreement with the intent and agreement that the same shall be effective as of the day and year first above written.

FOSTER WHEELER LTD.
By:	/s/ THIERRY DESMARIS Name: Thierry Desmaris Title: Vice President and Treasurer
MELLON INVESTOR SERVICES LLC, as Rights Agent
By:	/s/ ROBERT KAVANAGH Name: Robert Kavanagh Title: Vice President